Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater", "the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE

Sibanye-Stillwater update on the Keliber lithium project

Johannesburg, 19 January 2026: Sibanye-Stillwater (JSE: SSW and NYSE: SBSW) is pleased to provide an update on the progress of its Keliber lithium project in Finland and planned commencement of the next phase of development, following the conclusion of a comprehensive, multidisciplinary assessment of the project. The assessment primarily evaluated various start-up and project optimisation scenarios to ensure the project can commence responsibly, given prevailing market conditions.

The construction phase including cold commissioning of the fully integrated project remains on track for completion in Q1 2026. The total capital investment to complete the construction phase is estimated to be approximately EUR 783 million.

Based on the outcomes of the multidisciplinary assessment, Sibanye-Stillwater and its strategic partner in the Keliber lithium project, the Finnish Minerals Group, have agreed that a staged start-up of the Keliber lithium project is the optimal way forward, given current market conditions.

The staged commissioning of the various elements of the project (mine, concentrator, and refinery) reduces project ramp up risk, by initially ensuring operational readiness in the mining and concentrating stages, before making a decision on the timing of the commissioning of the refinery. This staged approach also maintains project financing flexibility by enabling capital expenditures and refining ramp-up costs to be deferred, based on lithium prices and other market factors and conditions.

Concurrently with the staged commissioning of the mine and concentrator, several value engineering opportunities were identified from the comprehensive assessment and will be progressed, focusing on unit cost reduction and optimising processes.

The Finnish Minerals Group is making preparations to participate pro rata to its equity stake in the project (20%) for additional financing required to sustain the project through the ramp-up period.

The Keliber lithium project is Europe's (EU) most advanced integrated lithium project, with planned battery-grade lithium hydroxide monohydrate (LiOH) production of around 15,000 tonnes per annum for over 18 years[1]. As the EU's most advanced integrated mine-to-market lithium project and one of the few LiOH refineries outside China, the project is strategically significant and has been classified as a Strategic project by the EU, aligned with the EU's strategic initiative for critical minerals, the Critical Raw Materials Act (CRMA).

Sibanye-Stillwater CEO Richard Stewart commented: "The staged ramp-up we have agreed on with our strategic partner ensures that the Keliber lithium project advances responsibly, derisking the commissioning phase to ensure an optimal technical and commercial approach, balancing market realities with stakeholder interests. We have invested significant capital through the price cycle to complete the

construction phase of the Keliber lithium project, ensuring this strategic asset is ready to deliver local supply into the EU battery value chain. Together, with our partners, we will continue to assess key milestones as we advance the Keliber project during its pre-operational phase and will continue to engage with potential strategic off-takers and EU stakeholders to ensure the value of this strategic asset is fully realised for the benefit of all stakeholders."

1. *As per the Mineral Reserves and Mineral Resources declaration on 31 December 2024*

Note: Sibanye-Stillwater will host its Group Strategy update on Thursday, 29 January 2026. The Strategy update will be held at 14h00 (CAT) / 12h00 (GMT) / 07h00 (EST) / 05h00 (MST) at the JSE in Sandton, Johannesburg and will also be accessible via webcast and conference call. Please confirm your attendance, whether in person or virtually, at https://www.sibanyestillwater.com/features/2026/strategy-update/.

About Sibanye-Stillwater

Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of a suite of metals and has interests in leading mine tailings retreatment operations.

Sibanye-Stillwater is one of the world's largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has also diversified into battery metals mining and processing and has increased its presence in the circular economy by growing its recycling and tailings reprocessing exposure globally. For more information, see www.sibanyestillwater.com.

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com
LinkedIn: https://www.linkedin.com/company/sibanye-stillwater
Facebook: https://www.facebook.com/SibanyeStillwater
YouTube: https://www.youtube.com/@sibanyestillwater/videos
X: https://twitter.com/SIBSTILL

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

DISCLAIMER

FORWARD LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this presentation may be forward-looking statements. Forward-looking statements may be identified by the use of words such as "will", "would", "expect", "forecast", "potential", "may", "could", "believe", "aim", "anticipate", "intend", "target", "estimate" and words of similar meaning.

These forward-looking statements, including among others, those relating to Sibanye Stillwater Limited's (Sibanye-Stillwater or the Group) future financial position, business strategies and other strategic initiatives, business prospects, industry forecasts, production and operational guidance, climate and ESG-related targets and metrics, and plans and objectives for future operations, project finance and the completion or successful integration of acquisitions, are necessarily estimates reflecting the best judgement of Sibanye-Stillwater's senior management. Readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater's 2024 Integrated Report and annual report on Form 20-F filed with the Securities and Exchange Commission (SEC) on 25 April 2025 (SEC File no. 333-234096). These forward-looking statements speak only as of

the date of this presentation. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).

Websites
References in this announcement to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this announcement.